Consolidated Financial Statements of

TEMBEC INC.

Years ended September 29, 2007 and September 30, 2006

AUDITORS' REPORT

To the Shareholders of Tembec Inc.

We have audited the consolidated balance sheets of Tembec Inc. as at September 29, 2007 and

September 30, 2006, and the consolidated statements of operations, comprehensive loss, retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 29,2007 and September 30,2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
November 8, 2007

TEMBEC INC.
Consolidated Financial Statements

Years ended September 29, 2007 and September 30, 2006

Financial Statements

Consolidated Balance Sheets	1

Consolidated Statements of Operations	2

Consolidated Statements of Comprehensive Loss	3

Consolidated Statements of Retained Earnings (Deficit)	3

Consolidated Statements of Cash Flows	4

Consolidated Business Segment Information	5

Consolidated Geographic Segment Information	6

Notes to Consolidated Financial Statements	7

TEMBEC INC.
Consolidated Balance Sheets

September 29, 2007 and September 30, 2006
(in millions of dollars)

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$14	$31
Accounts receivable (note 8)	347	360
Inventories (notes 4 and 8)	436	454
Prepaid expenses	15	17
Current assets of discontinued operations (note 3)	18	74
	830	936

Investments	28	32
Fixed assets (note 6)	1,584	1,680
Other assets (note 7)	146	166
Future income taxes (note 18)	67	63
Non-current assets of discontinued operations (note 3)	–	157

	$2,655	$3,034

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness	$–	$5
Operating bank loans (note 8)	89	235
Accounts payable and accrued charges	363	382
Interest payable	17	19
Current portion of long-term debt (note 9)	26	21
Current liabilities related to discontinued operations (note 3)	6	22
	501	684

Long-term debt (note 9)	1,314	1,433
Other long-term liabilities and credits (note 10)	125	117
Future income taxes (note 18)	93	121
Minority interests (note 11)	5	5
Redeemable preferred shares (notes 12 and 13)	26	26
Non-current liabilities related to discontinued operations (note 3)	25	33

Shareholders' equity:
Share capital (note 13)	831	831
Contributed surplus (note 13)	9	9
Accumulated other comprehensive loss	(3)	(3)
Deficit	(271)	(222)
	566	615

	$2,655	$3,034

Financial position of the Company and going concern (note 1)
Guarantees, commitments and contingencies (note 14)
Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Guy G. Dufresne	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

TEMBEC INC.
Consolidated Statements of Operations

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

	2007	2006

Sales	$2,750	$3,016

Freight and sales deductions	316	362
Lumber duties and export taxes (note 14)	18	35
Cost of sales	2,218	2,434
Selling, general and administrative	133	143
Depreciation and amortization (note 15)	173	185
Recovery of lumber duties (note 16)	(238)	-
Restructuring and asset impairment charges (note 16)	30	188
Gain on land sales and other (note 16)	(19)	(6)
Operating earnings (loss) from continuing operations	119	(325)

Interest, foreign exchange and other (note 17)	118	106

Exchange gain on long-term debt	(149)	(64)

Earnings (loss) before income taxes from continuing operations	150	(367)

Income tax expense (recovery) (note 18)	1	(72)

Share of earnings of a related company	(1)	–

Net earnings (loss) from continuing operations	150	(295)

Earnings (loss) from discontinued operations	(199)	3

Net loss	$(49)	$(292)

Basic and diluted earnings (loss) per share from
continuing operations (note 13)	$1.75	$(3.45)

Basic and diluted (loss) earnings per share from
discontinued operations (note 3)	$(2.33)	$0.04

Basic and diluted loss per share (note 13)	$(0.58)	$(3.41)

See accompanying notes to consolidated financial statements.

TEMBEC INC.
Consolidated Statements of Comprehensive Loss

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars)

	2007	2006

Net loss	$(49)	$(292)

Other comprehensive income (loss)	–	–

Comprehensive loss	$(49)	$(292)

Consolidated Statements of Retained Earnings (Deficit)

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars)

	2007	2006

Retained earnings (deficit), beginning of year	$(249)	$55
Adjustment resulting from a change in
accounting policies (note 2)	27	15

Restated retained earnings (deficit), beginning of year	(222)	70

Net loss	(49)	(292)

Deficit, end of year	$(271)	$(222)

See accompanying notes to consolidated financial statements.

TEMBEC INC.
Consolidated Statements of Cash Flows

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars)

	2007	2006

Cash flows from operating activities:
Net loss	$(49)	$(292)
Adjustments for:
Loss (earnings) from discontinued operations	199	(3)
Depreciation and amortization (note 15)	173	185
Unrealized foreign exchange and others (note 17)	(2)	(32)
Exchange gain on long-term debt	(149)	(64)
Proceeds from sale of derivative financial instruments (note 21)	1	6
Future income taxes (note 18)	(26)	(71)
Utilization of investment tax credits	27	–
Restructuring and asset impairment charges (note 16)	21	185
Gain on land sale and other (note 16)	(16)	(6)
Differences between cash contributions and pension expense	(13)	13
Other	(3)	2
	163	(77)
Changes in non-cash working capital:
Temporary investments	–	16
Accounts receivable	30	22
Inventories	33	82
Prepaid expenses	3	5
Accounts payable and accrued charges	(40)	(59)
	26	66

	189	(11)
Cash flows from investing activities:
Additions to fixed assets	(73)	(87)
Proceeds from disposal of fixed assets	2	5
Acquisition of investments, net of disposals	3	(7)
Proceeds on land sales and other	15	12
Other	(3)	(13)
	(56)	(90)
Cash flows from financing activities:
Change in operating bank loans	(146)	47
Increase in long-term debt	45	19
Repayments of long-term debt	(14)	(9)
Change in other long-term liabilities	2	(2)
Other	(5)	9
	(118)	64
Cash generated (used) by continuing operations	15	(37)
Cash generated (used) by discontinued operations (note 3)	(26)	63
	(11)	26
Foreign exchange gain on cash and cash equivalents
held in foreign currencies	(1)	–
Net increase (decrease) in cash and cash equivalents	(12)	26

Cash and cash equivalents, net of bank indebtedness, beginning of year	26	–

Cash and cash equivalents, net of bank indebtedness, end of year	$14	$26

Interest paid in 2007 totalled $127 million (2006 - $134 million) and income taxes paid amounted to $1 million (2006 - $2 million).

See accompanying notes to consolidated financial statements.

TEMBEC INC.
Consolidated Business Segment Information

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars)

						2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$687	$1,384	$509	$170	$–	$2,750
Internal	145	74	–	3	2	224
	832	1,458	509	173	2	2,974
Earnings (loss) before the following	(68)	149	5	10	(31)	65
Depreciation and amortization
(note 15)	56	74	35	4	4	173
Other items (note 16)	(253)	29	(3)	–	–	(227)
Operating earnings (loss)
from continuing operations	129	46	(27)	6	(35)	119
Net fixed asset additions:
Gross fixed asset additions	21	46	4	1	1	73
Proceeds from disposal	(1)	–	–	–	(1)	(2)
	20	46	4	1	–	71
Goodwill	2	–	–	1	–	3
Identifiable assets - excluding cash
and cash equivalents	709	1,209	582	71	70	2,641
Cash and cash equivalents						14
Total assets						$2,655

						2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$905	$1,360	$558	$193	$–	$3,016
Internal	183	91	–	2	4	280
	1,088	1,451	558	195	4	3,296
Earnings (loss) before the following	37	25	21	8	(49)	42
Depreciation and amortization
(note 15)	54	87	36	4	4	185
Other items (note 16)	(1)	183	–	–	–	182
Operating earnings (loss)
from continuing operations	(16)	(245)	(15)	4	(53)	(325)
Net fixed asset additions:
Gross fixed asset additions	38	45	3	–	1	87
Proceeds from disposal	(4)	–	–	–	(1)	(5)
	34	45	3	–	–	82
Goodwill	2	–	–	1	–	3
Identifiable assets - excluding cash
and cash equivalents	757	1,233	846	80	87	3,003
Cash and cash equivalents						31
Total assets						$3,034

TEMBEC INC.
Consolidated Geographic Segment Information

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars)

					2007

	Forest
	products	Pulp	Paper	Chemicals	Consolidated

Sales (by final destination):
Canada	$319	$30	$83	$102	$534
United States	346	216	389	44	995
Pacific Rim and India	2	469	1	1	473
United Kingdom, Europe and other	20	669	36	23	748

	$687	$1,384	$509	$170	$2,750

					2006

	Forest
	products	Pulp	Paper	Chemicals	Consolidated

Sales (by final destination):
Canada	$386	$55	$91	$118	$650
United States	473	209	448	52	1,182
Pacific Rim and India	1	487	4	2	494
United Kingdom, Europe and other	45	609	15	21	690

	$905	$1,360	$558	$193	$3,016

	2007	2006

Fixed assets and goodwill:
Canada	$1,385	$1,495
United States	6	6
United Kingdom, Europe and other	196	182

	$1,587	$1,683

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

1.

Financial Position of the Company and Going Concern:

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $110 - $120 million to service existing indebtedness and is required to fund annual minimum capital expenditures of $60 - $70 million.

The significant appreciation of the Canadian $ against the US $ over the past several years and the higher energy costs have led to reduced operating margins for the Company, and for the Canadian forest products industry in general. As well, the Company’s financial performance continues to be negatively impacted by tariffs on lumber shipped to the US. This erosion of competitive position has led to the closure of several operations. The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. External financial advisors have been retained to assist in the process.

These financial statements assume the realization of assets and the settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies:

Changes in accounting policies

The Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the Canadian Institute of Chartered Accountants (CICA) Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company now quantifies the effect of prior-year misstatement on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. Accordingly, the Company adjusted its consolidated balance sheet as at September 24, 2005, and increased its closing retained earnings in 2005 and 2006 in the consolidated statements of retained earnings (deficit) by $15 million and $27 million, respectively. There was no impact on the consolidated statements of operations and cash flows nor on the earnings (loss) per share for the year ended September 29, 2007. The adjustments related to misstatements which arose mainly in 2006 and in prior years. As at September 24, 2005, the cumulative effect of this accounting change relating to the fiscal years 2001 to 2005, was a decrease in accumulated depreciation of $22 million, an increase in the future income tax liability of $7 million and an increase in retained earnings of $15 million. For fiscal 2006, the depreciation expense declined by $5 million, the income tax recovery increased by $7 million and the net loss decreased by $12 million.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with GAAP.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Changes in accounting policies (continued):

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments, which are excluded from the recommendations of this standard, and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs, previously recorded in other assets, have been reclassified against long-term debt. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee (“EIC”) EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Basis of consolidation

The consolidated financial statements include the accounts of Tembec Inc. (the ''Corporation'') and all its subsidiaries and joint ventures (collectively ''Tembec'' or the ''Company''). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation’s interest in joint ventures is accounted for by the proportionate consolidation method.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a “Corporate and Other” category to the segment information tables included in its financial statements. Prior period segment information in the financial statements has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, value of investments, impairment of long-lived assets and goodwill, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is reasonably assured. Revenues are recorded using the gross method.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, banker’s acceptances and commercial paper with maturities of three months or less from date of purchase, are recorded at cost, which approximates market value.

Inventories

Finished goods are valued at the lower of cost, determined on an average cost basis, and net realizable value. Other inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

Investments

Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Fixed assets and government assistance

Fixed assets are recorded at cost after deducting investment tax credits and government assistance. Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period

Buildings, Pulp, Newsprint and Papermill production equipment	20 - 30 years
Sawmill production equipment	10 - 15 years
Boardmill production equipment	25 - 30 years

Certain forest access roads and timber holdings are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production method. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Goodwill

Goodwill is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit. In the case where the carrying value of the reporting unit exceeds its fair value, the carrying value of goodwill will be reduced and an impairment loss recognized and charged to operating results.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Other assets

(i)	Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding five years.

(ii)	Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

(iii)	Assets held for resale are valued at the lower of cost and net realizable value.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Depreciation is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

Employee future benefits

Employee future benefits include pension plans and other employee future benefit plans. Other employee future benefit plans include post-retirement life insurance programs, health care and dental care benefits as well as certain post-employment benefits provided to disabled employees. Registered pension plans are funded in accordance with applicable legislation and their assets are held by an independent trustee. The obligations of non-registered pension plans and other employee future benefit plans are funded by the Company as they become due.

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

-  the cost of employee future benefits provided in exchange for employees’ services rendered during the year;

-  the interest cost on employee future benefits obligations;

-  the expected return on pension fund assets based on the fair value of plan assets;

-  gains or losses on settlements or curtailments where, when the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Employee future benefits (continued)

-  the straight-line amortization of past service costs and plan amendments over the average remaining service period to full eligibility of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plan covering inactive participants; and

-  the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or fair value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plan covering inactive participants.

The employee future benefit obligations are determined in accordance with the projected benefit method prorated on services.

Translation of foreign currencies

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in "Interest, foreign exchange and other" expenses. Revenues and expenses are translated at prevailing exchange rates during the year.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued):

Income taxes (continued)

Investment tax credits related to research and development are recognized in earnings as a reduction of such expenses when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Stock-based compensation plans

The Company uses the fair value based approach of accounting for stock options and performance share units ("PSUs") granted to its employees and directors share units ("DSUs") granted to its directors. Any consideration paid by plan participants in the exercise of share options or purchase of stock is credited to capital stock. The contributed surplus component of stock-based compensation is transferred to capital stock upon the issuance of common shares. PSUs are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. DSUs are accounted for in compensation expense at the time of issuance. Their value is remeasured at each reporting period, using the quoted market value.

Derivative financial instruments

The Company manages from time to time its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and Euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value recognized in income.

3.

Discontinued operations:

2007

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

3.

Discontinued operations (continued):

Condensed balance sheet from discontinued operations related to the St. Francisville facility is as follows:

	2007	2006

Accounts receivable	$12	$27
Inventories	5	44
Prepaid expense	1	3
	18	74
Fixed assets	–	154
Other assets	–	3

	$18	$231

Accounts payable and accrued charges	$6	$22
	6	22

Accrued benefit liability - Pension benefit plans	5	4
Accrued benefit liability - Other benefit plans	17	25
Environmental obligations	3	4

	$31	$55

Condensed earnings from discontinued operations are as follows:

	2007	2006
Sales	$249	$316
Operating loss	$(206)	$(43)
Loss from discontinued operations	$(199)	$(48)

Loss per common share from
discontinued operations	$(2.33)	$(0.56)

Condensed cash flows from discontinued operations are as follows:

	2007	2006

Cash flows from operating activities	$(22)	$(24)
Cash flows from investing activities	(4)	(4)

Cash flows used by discontinued operations	$(26)	$(28)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

3.

Discontinued operations (continued):

2006

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business, part of the Forest Products segment, located in Saint-Georges-de-Champlain, Quebec, to a related party.

The financial results of the OSB operation, as well as the gain on disposition have been reclassified as discontinued operations.

Condensed earnings from discontinued operations related to the OSB are as follows:

2006

Sales	$38
Operating profit	$7
Earnings from discontinued operations	$51

Earnings per common share from discontinued operations	$0.60

Condensed cash flows from discontinued operations are as follows:

2006

Cash flows from operating activities	$10
Cash flows from investing activities	81

Cash flows generated by discontinued operations	$91

4.

Inventories:

	2007	2006

Finished goods	$179	$197
Logs and wood chips	150	149
Supplies and materials	107	108

	$436	$454

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

5.

Investments in joint ventures:

The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership at 50%, as follows:

	2007	2006

Assets:
Current assets	$67	$71
Fixed assets and other	154	159

	$221	$230

Liabilities and equity:
Current liabilities	$63	$59
Long-term debt	54	59
Other long-term liabilities	5	8
Equity	99	104

	$221	$230

Sales	$230	$232
Expenses	230	238

Loss before income taxes, interest, and minority interests	$–	$(6)

Net loss	$(5)	$(9)

Cash provided by (used in):
Operating	$9	$(1)
Investing	(3)	–
Financing	(3)	(4)

	$3	$(5)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

6.

Fixed assets:

			2007			2006

			Net			Net
		Accumulated	book		Accumulated	book
	Cost	depreciation	value	Cost	depreciation	value

Land	$20	$–	$20	$18	$–	$18
Production buildings
and equipment:
Pulp mills	1,856	1,143	713	1,814	1,073	741
Newsprint and paper mills	562	272	290	560	249	311
Sawmills	552	312	240	491	281	210
Boardmill	294	147	147	294	137	157
Roads and timber holdings	149	70	79	151	72	79
Other buildings and equipment	101	55	46	100	49	51
Assets under construction	49	–	49	113	–	113

	$3,583	$1,999	$1,584	$3,541	$1,861	$1,680

7.

Other assets:

	2007	2006

Development, pre-operating costs and other	$5	$7
Goodwill	3	3
Assets held for sale	2	5
Long-term loans to employees	2	4
Timber rights	24	26
Deferred pension costs	78	62
Investment tax credit and income taxes receivable	32	59

	$146	$166

Long-term loans to employees:

Included in long-term loans to employees is $0.5 million (2006 - $3 million) of share purchase loans. As at September 29, 2007, there were 190,275 (2006 - 467,875) shares held in trust in respect of the employee loans for which the market value was $0.67 (2006 - $1.39) per share. These shares are held in trust as security for the loans, which are non-interest bearing, and with defined repayment terms not exceeding ten years.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

8.

Operating bank loans:

The Company had approximately $334 million (2006 - $317 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2.25%. As at September 29, 2007, $89 million (2006 - $235 million) were drawn on the above facilities and $42 million (2006 - $48 million) were reserved for letters of credit.

9.

Long-term debt:
	2007	2006

Tembec Inc.:

6% Unsecured notes, repayable in three annual
instalments of $4 million beginning February 27, 2007,
with the balance due on September 30, 2009	$20	$24

Tembec Industries Inc.:

8.625% Unsecured Senior Notes (US$350 million)
redeemable at the option of the Company on or after
June 30, 2004, at specified redemption prices, due
June 30, 2009, with semi-annual interest payments
due June 30 and December 30 of each year	348	391

8.50% Unsecured Senior Notes (US$500 million)
redeemable at any time at the option of the Company,
at a price that includes a make-whole payment, due
February 1, 2011, with semi-annual interest payments
due February 1 and August 1 of each year	498	559

7.75% Unsecured Senior Notes (US$350 million)
redeemable at any time at the option of the Company,
at a price that includes a make-whole payment, due
March 15, 2012, with semi-annual interest payments
due March 15 and September 15 of each year	348	391

Balance carried forward	1,214	1,365

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

9.

Long-term debt (continued):

	2007	2006

Balance brought forward	$1,214	$1,365

Tembec SAS:

Unsecured term loans (Euro 2 million in 2007;
Euro 2 million in 2006), bearing interest at rates up to
1.5%, repayable and maturing at various dates to
December 2013	3	3

6% term loan (Euro 8 million), repayable in two
instalments of $10 million and $2 million on June 30,
2010 and June 30, 2011, respectively	12	–

Other Tembec SAS obligations	5	7

Tembec Envirofinance SAS:

Unsecured term loans (Euro 22 million in 2007;
Euro 15 million in 2006), non-interest bearing,
repayable and maturing at various dates from
June 2014 to June 2017	32	21

Tembec Energie SAS:

5.47% capital lease obligation (Euro 7 million), repayable
in equal monthly instalments, maturing December 9,
2014	10	–

1387332 Ontario Limited (Marathon Pulp joint venture)
(50% proportionate consolidation):

Term loan bearing interest at prime rate plus 2.75%,
matured on March 31, 2006	7	10

Temlam Inc. (50% proportionate consolidation):

Term loans bearing interest at 6.75% and between prime
rate plus ¾% and 1½%, maturing on various dates to
June 2015, repayable in monthly instalments of
varying amounts	39	40

Other long-term obligations	21	15
	1,343	1,461

Less current portion	26	21
Less unamortized financing costs	3	7

	$1,314	$1,433

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

9.

Long-term debt (continued):

Certain covenants:

The indentures for Tembec’s borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. The term loan has been reclassified as short term. There is no recourse to the shareholders on either of these loan facilities.

Instalments on consolidated long-term debt for the five years following September 29, 2007 are as follows:

2008	$26
2009	366
2010	37
2011	516
2012	363

10.

Other long-term liabilities and credits:

	2007	2006

Accrued benefit liability - pension benefit plans	$63	$55
Accrued benefit liability - other benefit plans	38	36
Balance payable on acquisition of Jager Building Systems Inc.	3	4
Reforestation - BC operations	6	7
Environmental and other asset retirement obligations	4	4
Deferred government assistance	4	4
Deferred gain on sale of assets	4	5
Other	3	2

	$125	$117

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

11.

Minority interests:

	2007	2006

AV Cell Inc.	$5	$5

12.

Redeemable preferred shares:

	2007	2006

16,627,500 Series 2 Class B preferred shares	$17	$17
9,103,710 Series 4 Class B preferred shares	9	9

	$26	$26

13.

Share capital:

Authorized:

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

Unlimited number of Series 2 Class B shares redeemable at any time by the Company and, commencing on June 26, 2011, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 2 Class B shares are entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage paid on the common shares.

9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at any time by the Company and after September 30, 2009, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 4 Class B shares can be redeemed in cash or in a variable number of common shares at the option of the Company.

250,000 Class C shares, with a par value of $1 each, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

13.

Share capital (continued):

	2007	2006

Issued and fully paid:
85,616,232 common shares (2006 - 85,616,232)	$831	$831
Series 2 Class B preferred shares (note 12)	–	–
Series 4 Class B preferred shares (note 12)	–	–

	$831	$831

		2007		2006

	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of year	85,616,232	$831	85,616,232	$831

Shares repurchased	–	–	–	–

Balance, end of year	85,616,232	$831	85,616,232	$831

No common shares were repurchased under any plan during 2007 and 2006.

The following table sets forth the computation of the basic and diluted earnings (loss) per share:

	2007	2006

Net earnings (loss) from continuing operations	$150	$(295)
Net loss	$(49)	$(292)
Weighted average number of
common shares outstanding	85,616,232	85,616,232
Dilutive effects:
Employees stock options	197,011	67,092
Weighted average number of diluted
common shares outstanding	85,813,243	85,683,324
Basic and diluted earnings (loss) per share
from continuing operations	$1.75	$(3.45)
Basic and diluted loss per share	$(0.58)	$(3.41)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

13.

Share capital (continued):

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share. In the case of diluted earnings per share from continuing operations, the diluting factors are not significant enough to result in a decrease in the earnings per share.

Under the Long-term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provided for the issuance of up to a maximum of 5,400,000 common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. The Company disclosed the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted between September 29, 2001 and September 27, 2003. The following pro forma disclosures present the effect on earnings (loss) per share had the fair value-based method been chosen.

	2007	2006

Net loss:
As reported	$(49)	$(292)
Pro forma	$(49)	$(292)
Loss per share:
As reported	$(0.58)	$(3.41)
Pro forma	$(0.58)	$(3.41)

During the year, the Company recorded a compensation expense of less than $1 million (2006 - $2 million) with respect to its stock option plans. Contributed surplus has been adjusted for the same amount. The fair value of each option granted during 2006 was estimated on the date of grant using the Black & Scholes option-pricing model. No options were granted during the fiscal year 2007. Assumptions used for 2006 were as follows:

2006

Dividend yield	0.0%
Volatility	37.6%
Risk-free interest rate	3.9%
Expected option life (in years)	7.5

Weighted average fair value of each option	$0.64

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

13.

Share capital (continued):

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

		2007		2006

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of year	4,829,239	$7.35	4,129,253	$9.00
Options granted	–	–	1,074,541	1.67
Options expired	(1,161,220)	10.73	(374,555)	9.29

Balance, end of year	3,668,019	$6.28	4,829,239	$7.35

Exercisable, end of year	1,739,289	$9.16	1,894,044	$12.22

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 29, 2007:

		Outstanding options		Exercisable options

		Weighted			Weighted
	Number	remaining	Average		average
	of	contractual	exercise	Number of	exercise
Year granted	options	life	price	options	price

1998	46,644	0.61	$7.086	46,644	$7.086
1999	228,812	1.18	9.056	228,812	9.056
2000	316,478	2.31	15.672	316,478	15.672
2001	75,360	3.29	11.465	75,360	11.465
2002	207,556	4.12	10.814	207,556	10.814
2003	155,088	5.22	10.250	124,070	10.250
2004	247,071	6.16	8.154	148,243	8.154
2005	1,480,316	7.44	5.020	592,126	5.020
2006	910,694	8.15	1.663	–	–

	3,668,019	6.24	$6.276	1,739,289	$9.155

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

13.

Share capital (continued):

During the fiscal year 2006, the Company established a performance share units ("PSUs") plan for designated senior executives. Under the terms of this plan, senior executives may be eligible to an annual incentive remuneration paid to them in the form of PSUs. Each PSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A PSU is paid to an executive following a three-year vesting period and is payable in the form of either cash or common shares of the Company, which are purchased on the open market. As at September 29, 2007, 841,383 PSUs (2006 - nil) were outstanding.

Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at September 29, 2007, 249,157 DSUs (2006 - 158,845) were outstanding and no significant amount was payable under this plan.

Under the Employee Share Purchase Plan, employees may purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market. In 2007 and 2006, the cost of share purchases for the benefit of the employees was insignificant.

14.

Guarantees, commitments and contingencies:

Guarantees:

Under the terms of the three indentures governing the Unsecured Senior Notes, the Company has agreed to indemnify its American lenders against the application of withholding taxes. These indemnifications extend for the term of the indebtedness and do not provide any limit on the maximum potential liability. As at September 29, 2007 and September 30, 2006, there were no outstanding liabilities relating to these indemnifications.

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2008.

Lumber duties and export taxes:

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement ("SLA") requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce ("USDOC") revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

14.

Guarantees, commitments and contingencies (continued):

Commitments:

The Company has entered into operating leases for property, plant and equipment for expected cash out flows of $26 million, of which $8 million is due in fiscal 2008.

Contingencies:

Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec’s financial condition, earnings or liquidity.

15.

Depreciation and amortization:

	2007	2006

Fixed assets	$165	$178
Deferred development, pre-operating costs and other	7	7
Impairment charge	1	–

	$173	$185

During 2007, the Company recognized an impairment charge of $1 million related to an Eastern Ontario sawmill. These assets are included in the Forest products segment.

16.

Other items:

2007

Restructuring and asset impairment charges:

During the June 2007 quarter, the Company recorded a loss of $1 million related to other assets valuation with respect to its interest in a pine lumber business in Chile.

During the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario, pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

16.

Other items (continued):

Recovery of lumber duties:

During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income.

Gain on land sales and other:

The Company completed the sale of a number of land and other properties and recorded a net gain of $1 million in the September 2007 quarter, $1 million in the June 2007 quarter, $4 million in the March 2007 quarter, and $8 million in the December 2006 quarter.

During the September 2007 quarter, the Company recorded a net gain of $2 million on the sale of the Davidson, Quebec, sawmill, which had been closed in the June 2005 quarter.

During the June 2007 quarter, the Company recorded a net gain of $1 million on the sale of the St. Raymond paper mill, which had been closed during the June 2005 quarter. As a result of the sale, the balance of $2 million of mill closure provisions was also reversed.

During the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

2006

Restructuring and asset impairment charges:

During the September 2006 quarter, the Company commenced a process to dispose of a small pine lumber operation located in Brassac, France, and two international sales offices located in Ireland and in the United States. Net assets of $8 million have been reclassified in other assets as held for sale. An impairment charge of $4 million was recorded to adjust the net assets to fair value. The Company also recorded a non-cash charge of $1 million relating to the write-down of its investment in a Chilean lumber operation.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

16.

Other items (continued):

Restructuring and asset impairment charges (continued):

Also, during the September 2006 quarter, the Company incurred a charge of $9 million relating to the reduction in carrying value of the spare parts inventory at the Smooth Rock Falls, Ontario, pulp mill. The mill was idled indefinitely at the end of July 2006. The curtailment also resulted in a further charge of $5 million relating to the reduction of the unamortized past-service pension costs.

During the March 2006 quarter, the Company recognized an impairment charge of $169 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario, pulp mill as the majority of its long-lived assets are no longer recoverable and exceed their fair value.

Gain on sale of other assets:

During the September 2006 quarter, the Company completed the sale of the remaining assets of the remanufacturing facility, which had been permanently closed during the June 2005 quarter. The Company recorded a gain of $1 million in respect to this transaction.

During the June 2006 quarter, the Company’s joint venture, Temlam Inc., completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company’s 50% ownership, consideration received amounted to $11 million, including net working capital of $2 million. As a result of this transaction, the Company recorded a gain of $5 million.

The following table provides an analysis of the other items by business segment:

				2007

	Forest
	products	Pulp	Paper	Consolidated

Other assets	$(1)	$–	$(3)	$(4)
Lumber duties	(238)	–	–	(238)
Pensions	–	17	–	17
Gain on land sales	(14)	–	–	(14)
Severance and other
idling and other costs	–	12	–	12

	$(253)	$29	$(3)	$(227)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

16.

Other items (continued):

			2006

	Forest
	products	Pulp	Consolidated

Fixed assets write-down	$2	$169	$171
Other assets	3	9	12
Pensions	–	5	5
Gain on sale of assets	(6)	–	(6)

	$(1)	$183	$182

The following table provides the reconciliation components of the mill closure provisions by reportable segment.

				2007

	Forest
	products	Pulp	Paper	Consolidated

Opening balance	$4	$–	$5	$9
Adjustment related to discontinued
operations	–	–	(3)	(3)
Adjusted opening balance	4	–	2	6
Additions: Severance and other
labour-related costs	–	10	–	10
Idling and other costs	–	2	–	2
Reversal of mill closure provisions	–	–	(2)	(2)
Payments: Severance and other
labour-related costs	(1)	(9)	–	(10)
Idling and other costs	(1)	(1)	–	(2)

Ending balance	$2	$2	$–	$4

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

16.

Other items (continued):

			2006

	Forest
	products	Paper	Consolidated

Opening balance	$8	$11	$19
Adjustment related to discontinued operations	–	(5)	(5)
Adjusted opening balance	8	6	14
Payments: Severance and other labour-related costs	(2)	(2)	(4)
Idling and other costs	(2)	(2)	(4)

Ending balance	$4	$2	$6

17.

Interest, foreign exchange and other:

	2007	2006

Interest on long-term debt	$117	$119
Interest on short-term debt	8	15
Interest income - lumber duties	(30)	–
Interest income	(7)	(7)
Investment income	–	(2)
Interest capitalized on construction projects	–	(3)
	88	122

Amortization of deferred financing costs	5	5
Amortization of deferred gain on foreign exchange contracts	–	(38)
Derivative financial instruments gain	(1)	–
Other foreign exchange items	25	9
Loss (gain) on consolidation of foreign
integrated subsidiaries	(6)	1
Bank charges and other financing expenses	7	7
	30	(16)

	$118	$106

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

18.

Income taxes:

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Non-capital loss carryforwards and pool of deductible
scientific research and development expenditures	$386	$344
Employee future benefits	14	21
Capital loss carryforwards	14	14
Other	17	21
Valuation allowance	(254)	(242)
	177	158

Future income tax liabilities:
Fixed assets	(77)	(115)
Exchange gain on long-term debt	(105)	(83)
Timber rights	(5)	(5)
Other	(16)	(13)
	(203)	(216)

Net future income tax liabilities	$(26)	$(58)

As reported in the consolidated balance sheet:
Future income tax assets	$67	$63
Future income tax liabilities	(93)	(121)

Net future income tax liabilities	$(26)	$(58)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

18.

Income taxes (continued):

Certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years.

		Expiring
	Amounts	dates

Non-capital loss carried forward for Canadian subsidiaries	$276	2008 to 2027
Non-capital loss carried forward for foreign subsidiaries	349	2020 to 2027

Pool of deductible scientific research and experimental
development	525	Unlimited

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2007	2006

Earning (loss) from continuing operations before income
taxes and share in earnings of a related company	$150	$(367)

Income tax expense (recovery) based on combined federal and
provincial income tax rates of 33.3% (2006 - 33.3%)	$50	$(123)

Increase (decrease) resulting from:
Future income taxes adjustment due to rate enactments	1	3
Change in valuation allowance	(20)	67
Rate differential between jurisdictions	(10)	(8)
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	(21)	(9)
Non-deductible loss on consolidation of foreign
integrated subsidiaries	1	1
Other permanent differences	–	(3)
	(49)	51

Income tax expense (recovery)	$1	$(72)

Income taxes:
Current	$27	$(1)
Future	(26)	(71)

Income tax expense (recovery)	$1	$(72)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits:

Defined contribution pension plans

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense under these plans is equal to the Company’s contribution. The 2007 pension expense was $12 million ($13 million in 2006.)

Defined benefit pension plans

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000 participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

Other employee future defined benefit plans

The Company offers post-retirement life insurance, health care and dental care plans to some of its retirees. The Company offers post-employment health care and dental care plans to disabled employees. The Company also assumes post-employment life insurance coverage of some of its disabled employees.

The post-retirement and post-employment benefit expenses and the obligations related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at July 1, 2006 or April 1, 2007.

The post-retirement and post-employment benefit plans are unfunded.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits (continued):

Description of fund assets

The assets of the pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at June 30, 2007, the defined benefit pension plan assets were comprised of 1% (1% in 2006) in cash and short-term investments, 5% (4% in 2006) in real estate, 42% (43% in 2006) in bonds and 52% (52% in 2006) in Canadian, U.S. and foreign equities.

Funding policy

The Company’s funding policy for defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation. The latest funding actuarial valuations were conducted for seven plans on December 31, 2006, four plans on December 31, 2005, and seven plans on December 31, 2004. The two pension plans related to discontinued operations were last valued on January 1, 2007.

Investment policy

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance on the target mix.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits (continued):

Information about the Company’s defined benefit plans in aggregate:

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year.

The following table presents the change in the accrued benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in accrued benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2007	2006	2007	2006

Accrued benefit obligation, at
beginning of year	$849	$912	$59	$75
Current service cost	16	22	1	2
Interest cost	48	46	3	4
Employee contributions	4	5	–	–
Benefit paid	(49)	(42)	(3)	(3)
Plan amendments	6	10	1	(1)
Actuarial loss (gain)	6	(88)	(2)	(18)
Foreign exchange rate
changes and other adjustment	(13)	(6)	(2)	(1)
Special termination benefit	17	1	–	2
Obligation being settled	(1)	(3)	–	–
Decrease in obligation due to curtailment	(1)	(8)	(5)	(1)
Post-employment and other	–	–	1	–

Accrued benefit obligation, at
end of year	$882	$849	$53	$59

Accrued benefit obligation, at end
of year - discontinued operations	$109	$121	$14	$22

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits (continued):

Information about the Company’s defined benefit plans in aggregate (continued):

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2007	2006	2007	2006

Fair value of defined benefit plan asset,
at beginning of year	$677	$638	$–	$–
Actual return on plan asset	88	48	–	–
Employer contributions	44	36	3	3
Employee contributions	4	5	–	–
Benefit paid	(49)	(42)	(3)	(3)
Foreign exchange rate changes	(12)	(5)	–	–
Settlement payments	(1)	(3)	–	–

Fair value of defined benefit plan
assets, at the end of year	$751	$677	$–	$–

Fair value of defined benefit plan
assets, at the end of year -
discontinued operations	$93	$99	$–	$–

Funded status:

The following table presents the difference between the fair value of plan assets and the actuarially determined accrued benefit obligation as at June 30, 2007 and June 30, 2006 for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits (continued):

Funded status (continued):

Reconciliation of funded status for defined benefit plans:

	Pension plans		Other benefit plans
	2007	2006	2007	2006

Fair value of plan assets	$751	$677	$–	$–
Accrued benefit obligation	(882)	(849)	(53)	(59)
Plan deficit	(131)	(172)	(53)	(59)

Plan deficit - discontinued operations	(16)	(22)	(14)	(22)

Employer contribution after
measurement date (June 30)	10	8	1	1

Unamortized past service cost	12	7	1	(1)
Unamortized net actuarial loss	119	160	(4)	(2)

Accrued benefit asset (liability)	$10	$3	$(55)	$(61)

Accrued benefit liability - discontinued
operations	$(5)	$(4)	$(17)	$(25)

Amounts recognized in the Consolidated Balance Sheets for defined benefit plans:

	Pension plans		Other benefit plans
	2007	2006	2007	2006

Deferred costs	$78	$62	$–	$–
Accrued benefit liability	(68)	(59)	(55)	(61)

Accrued benefit asset (liability)	$10	$3	$(55)	$(61)

Accrued benefit liability -
discontinued operations	$(5)	$(4)	$(17)	$(25)

The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to defined benefit plans that are not fully funded are as follows:

	Pension plans		Other benefit plans
	2007	2006	2007	2006

Fair value of plan assets	$637	$662	$–	$–
Accrued benefit obligations	(774)	(835)	(53)	(59)

Plan deficit	$(137)	$(173)	$(53)	$(59)

Plan deficit - discontinued operations	$(16)	$(22)	$(14)	$(22)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits (continued):

Components of net periodic cost for defined benefit plans

Components of net periodic benefit cost for defined benefit pension plans:

	2007	2006

Current service cost	$16	$22
Interest cost	48	46
Actual return on plan assets	(88)	(48)
Actuarial loss (gain)	6	(88)
Plan amendments and other	24	16

Net expense (income) before adjustments to
recognize the long-term nature of the plans	6	(52)

Difference between expected and actual return
on plan assets	38	–
Difference between net actuarial loss (gain)
and actuarial loss (gain)	1	103
Difference between amortization of past service
costs for the year and actual plan amendment
for the year	(6)	(9)

Net periodic benefit cost	$39	$42

Net periodic benefit cost - discontinued operations	$3	$7

Components of net periodic benefit cost for other defined benefit plans:

	2007	2006

Current service cost	$1	$2
Interest cost	3	4
Post-employment	1	1
Actuarial gain	(1)	(18)
Curtailment gain	(7)	–
Plan amendments and other	–	(1)

Net income before adjustments to
recognize the long-term nature of the plans	(3)	(12)
Difference between amortization of past service
costs for the year and actual plan
amendment for the year	–	1
Difference between net actuarial loss
(gain) and actuarial loss (gain)	2	19
Other adjustments	–	1

Periodic benefit cost (revenue)	$(1)	$9

Periodic benefit cost (revenue) - discontinued operations	$(5)	$5

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

19.

Employee future benefits (continued):

Assumptions:

Weighted average significant assumptions for defined benefit pension plans:

	2007	2006

Accrued benefit obligation at end of year:
Discount rate	5.55%	5.59%
Rate of compensation increase	2.99%	3.02%

Net periodic benefit cost for the year:
Discount rate	5.53%	4.98%
Rate of compensation increase	3.03%	3.45%
Expected long-term return on assets	7.24%	7.48%

Weighted average significant assumptions for other defined benefit plans:

	2007	2006

Accrued benefit obligation at end of year:
Discount rate	5.66%	5.80%
Rate of compensation increase	3.00%	3.50%

Benefit cost for the year:
Discount rate	5.72%	4.99%
Rate of compensation increase	3.50%	3.50%

Assumed health care cost trend rate at end of year:
Initial health care cost trend	9.07%	10.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%

Effect of change in health care cost trend rate (1% increase)
Total of service cost and interest cost	$–	$1
Accrued benefit obligation	$4	$4

Effect of change in health care cost trend rate (1% decrease)
Total of service cost and interest cost	$–	$–
Accrued benefit obligation	$(3)	$(4)

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

20.

Financial instruments:

Foreign currency rate risk:

The Company realizes a significant portion of its sales in foreign currencies, principally US$ and Euros, and enters from time to time into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by US$ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

At September 29, 2007, the Company had no US$ foreign exchange contracts convertible into Canadian $ (2006 - $3 million). US$ foreign exchange contracts convertible into Euros were insignificant at September 29, 2007 (2006 - $4 million).

Commodity price risk:

Markets for the Company’s principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 29, 2007 and September 30, 2006, the Company did not hold any significant commodity price hedges.

Credit risk:

The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. The Company may require payment guarantees, such as letters of credit, or obtains credit insurance coverage. The allowance for doubtful accounts as at September 29, 2007 and September 30, 2006 was $3 million and $4 million, respectively.

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt, balance payable on acquisition of companies and redeemable preferred shares at September 29, 2007 were $1,372 million (2006 - $1,491 million) and $645 million (2006 - $836 million), respectively.

TEMBEC INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 29, 2007 and September 30, 2006
(in millions of dollars, unless otherwise noted)

20.

Financial instruments (continued):

Fair value of financial instruments (continued):

The fair value of long-term debt that is actively traded is based on the closing trading value at the respective year-end dates. The fair value of the long-term debt that is not actively traded, balance payable on acquisition of companies and redeemable preferred shares debt has been determined based on management’s best estimate of the fair value to renegotiate these financial instruments with similar terms at the respective year-end dates.

21.

Subsequent events:

On September 30, 2007, the Aditya Birla Group purchased additional equity of AV Cell Inc. As the Company did not purchase additional equity, the percentage ownership of the Aditya Birla Group increased from 50% to 75% and the Company’s ownership declined from 50% to 25%. As a result, a gain of approximately $3 million will be recorded in the quarter ending December 29, 2007, to reflect the Company’s reduced participation in the joint venture. The Company will also cease applying the proportionate consolidation method to its investment in AV Cell Inc. and will begin applying the equity method.

On October 11, 2007, the Company announced the sale of approximately 345 hectares of land located in British Columbia for gross proceeds of $17 million. As a result of the sale, a gain of $16 million will be recorded in the quarter ending December 29, 2007.

22.

Comparative figures:

Certain 2006 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2007.